RWE

File no. 82-4018

Notice published by RWE AG, Essen, in accordance with Sec. 15 of the German Securities Trading Act

- The sender is solely responsible for the contents of this notice -

Proposed dividend up 20 percent on previous year

Essen, 22 February 2005

The Executive and Supervisory Boards of RWE AG resolved today to propose to the Annual General Meeting on April 14, 2005 that a dividend of Euro 1,50 per share be paid for fiscal year 2004. This would represent a 20 percent increase over the previous year's payment.

Future RWE dividends will be based on a target payout ratio. The company aims to achieve a payout ratio of 50 percent and aims to achieve this target with the dividend for fiscal 2006. The payout ratio is to be based on net income, adjusted for the non-operating result, which is influenced by one-off effects. The dividend payment will thus be directly linked to the performance of our operating business.

RWE aims to increase the dividend for fiscal years 2005 and 2006 by at least 15 percent each.